EXHIBIT 21.1

AMKOR TECHNOLOGY, INC.

LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization

Amkor Advanced Technology Taiwan, Inc.	Taiwan
Amkor Assembly & Test (Shanghai) Co., Ltd.	China
Amkor Iwate Company, Ltd.	Japan
Amkor Regional Treasury Center Pte. Ltd.	Singapore
Amkor Technology Euroservices, S.A.R.L.	France
Amkor Technology Japan, K.K.	Japan
Amkor Technology Korea, Inc.	Korea
Amkor Technology Limited	Cayman Islands
Amkor Technology Philippines, Inc.	Philippines
Amkor Technology Singapore Investment Pte. Ltd.	Singapore
Amkor Technology Singapore IP Holding Pte. Ltd.	Singapore
Amkor Technology Singapore Philippines Holding Pte. Ltd	Singapore
Amkor Technology Singapore Pte. Ltd.	Singapore
Amkor Technology Taiwan Ltd.	Taiwan
Amkor Wafer Fabrication Services, S.A.R.L.	France
Amkor Worldwide Services LLC	Delaware
Guardian Assets, Inc.	Delaware
Unitive International N.V.	Netherlands Antilles